QIWI plc

Unaudited interim condensed consolidated financial statements

March 31, 2014

QIWI plc

Unaudited interim condensed consolidated financial statements

March 31, 2014

Content

Interim condensed consolidated financial statements

Interim condensed consolidated statement of financial position	2
Interim condensed consolidated statement of comprehensive income	3
Interim condensed consolidated cash flow statement	4
Interim condensed consolidated statement of changes in equity	5

Notes to interim condensed consolidated financial statements	7

QIWI plc

Interim condensed consolidated statement of financial position

March 31, 2014

(in thousands of rubles, except per share data)

	Notes	As of December 31, 2013 (audited)	As of March 31, 2014 (unaudited)
Assets
Non-current assets
Property and equipment	13	307,500	326,230
Goodwill and other intangible assets		2,405,645	2,375,818
Long-term debt instruments	21	1,376,862	1,652,483
Long-term loans	6, 21	10,637	24,177
Deferred tax assets		183,333	214,301
Other non-current assets	9	38,394	38,614

Total non-current assets		4,322,371	4,631,623

Current assets
Trade and other receivables	7, 21	2,772,297	2,165,402
Short-term loans	6, 21	65,430	60,188
Short-term debt instruments	21	1,635,291	825,472
Prepaid income tax		60,537	60,406
VAT and other taxes receivable		12,478	38,715
Cash and cash equivalents	8, 21	11,636,913	8,127,674
Other current assets	9	159,264	189,244

Total current assets		16,342,210	11,467,101

Total assets		20,664,581	16,098,724

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		907	909
Additional paid-in capital		1,876,104	1,876,104
Other reserve		337,254	421,355
Retained earnings		573,604	1,277,939
Translation reserve		10,757	16,545

Total equity attributable to equity holders of the parent		2,798,626	3,592,852
Non-controlling interest		(94,766)	(121,894)

Total equity		2,703,860	3,470,958

Non-current liabilities
Long-term borrowings	10, 21	109,351	142,560
Long-term deferred revenue		31,629	27,943
Deferred tax liabilities		58,630	47,298
Long-term accounts payable	21	7,625	—

Total non-current liabilities		207,235	217,801

Current liabilities
Short-term borrowings	10, 21	635	315,805
Trade and other payables	11, 21	16,768,973	11,122,414
Amounts due to customers and amounts due to banks	12, 21	831,226	758,758
Income tax payable		10,823	82,098
VAT and other taxes payable		95,403	97,674
Deferred revenue		46,233	31,007
Other current liabilities		193	2,209

Total current liabilities		17,753,486	12,409,965

Total equity and liabilities		20,664,581	16,098,724

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

March 31, 2014

(in thousands of rubles, except per share data)

		Three months ended (unaudited)
	Notes	March 31, 2013	March 31, 2014

Revenue	14	2,532,696	3,259,462
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	15	1,476,430	1,688,133
Selling, general and administrative expenses	16	542,906	582,188
Depreciation and amortization		26,154	84,294

Profit from operations		487,206	904,847

Other income		11,056	375
Other expenses		(1,098)	(5,006)
Foreign exchange gain/(loss), net		2,603	(2,053)
Share of loss of associates	4	(7,691)	(7,311)
Impairment of investment in associates	4	—	(2,903)
Interest income		4,147	712
Interest expense		(6,253)	(10,572)

Profit before tax		489,970	878,089
Income tax expense	18	(136,308)	(189,912)

Net profit		353,662	688,177

Attributable to:
Equity holders of the parent		365,334	704,335
Non-controlling interests		(11,672)	(16,158)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(2,107)	(3,012)

Total comprehensive income, net of tax		351,555	685,165

Attributable to:
Equity holders of the parent		363,975	710,123
Non-controlling interests		(12,420)	(24,958)

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		7.03	13.50
Diluted, profit attributable to ordinary equity holders of the parent		7.02	13.27

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated cash flow statement

March 31, 2014

(in thousands of rubles, except per share data)

		Three months ended
	Notes	March 31, 2013 (unaudited)	March 31, 2014 (unaudited)
Cash flows from operating activities

Profit before tax		489,970	878,089
Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization		26,154	84,294
Loss on disposal of property and equipment		2,854	1,301
Foreign exchange loss (gain), net		(33)	2,053
Interest income, net	14	(83,897)	(63,733)
Bad debt expense, net	16	51,908	62,435
Share of loss of associates	4	7,691	7,311
Impairment of investment in associates		—	2,903
Share-based payments	22	77,683	78,933
Other		1,255	1,023

Operating profit before changes in working capital		573,585	1,054,609
Decrease in trade and other receivables		1,173,576	526,911
Increase in other assets		(1,298)	(31,221)
Decrease in amounts due to customers and amounts due to banks		(251,959)	(72,468)
Decrease in accounts payable and accruals		(5,958,937)	(5,655,583)
Loans issued from banking operations		(26,024)	(4,004)

Cash used in operations		(4,491,057)	(4,181,756)
Interest received		155,830	73,103
Interest paid		(3,849)	(6,575)
Income tax paid		(128,216)	(160,806)

Net cash flow used in operating activities		(4,467,292)	(4,276,034)

Cash flows used in investing activities
Contribution to associates without change in ownership	4	—	(10,214)
Payment for assignment of loans		—	(8,471)
Purchase of property and equipment		(10,972)	(66,032)
Purchase of intangible assets		(1,453)	(14,799)
Loans issued		(11,262)	(11,325)
Repayment of loans issued		4,321	720
Purchase of debt instruments		(1,499,952)	(706,846)
Proceeds from settlement of debt instruments		979,316	1,242,313

Net cash flow used in/generated from investing activities		(540,002)	425,346

Cash flows generated from financing activities
Exercise of options		—	5,168
Proceeds from borrowings		8,870	336,206
Repayment of borrowings		—	(672)

Net cash flow generated from financing activities		8,870	340,702

Effect of exchange rate changes on cash and cash equivalents		2,260	747

Net decrease in cash and cash equivalents		(4,996,164)	(3,509,239)
Cash and cash equivalents at the beginning of the period	8	9,943,160	11,636,913

Cash and cash equivalents at the end of the period	8	4,946,996	8,127,674

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

March 31, 2014

(in thousands of rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity

Balance as of December 31, 2013 (audited)		52,118,794	907	1,876,104	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

Profit (loss) for the period		—	—	—	—	704,335	—	704,335	(16,158)	688,177
Foreign currency translation		—	—	—	—	—	5,788	5,788	(8,800)	(3,012)

Total comprehensive income		—	—	—	—	704,335	5,788	710,123	(24,958)	685,165

Share-based payments	22	—	—	—	78,933	—	—	78,933	—	78,933
Exercise of options		86,882	2	—	5,168	—	—	5,170	—	5,170
Dividends to non-controlling interest	17	—	—	—	—	—	—	—	(2,170)	(2,170)

Balance as of March 31, 2014 (unaudited)		52,205,676	909	1,876,104	421,355	1,277,939	16,545	3,592,852	(121,894)	3,470,958

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity

Balance as of December 31, 2012 (audited)		52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

Profit (loss) for the period		—	—	—	—	365,334	—	365,334	(11,672)	353,662
Foreign currency translation		—	—	—	—	—	(1,359)	(1,359)	(748)	(2,107)

Total comprehensive income		—	—	—	—	365,334	(1,359)	363,975	(12,420)	351,555

Share-based payments		—	—	—	77,683	—	—	77,683	—	77,683
Dividends (5.69 per share)	17	—	—	—	—	(296,000)	—	(296,000)	—	(296,000)
Dividends to non-controlling interest	17	—	—	—	—	—	—	—	(2,099)	(2,099)

Balance as of March 31, 2013 (unaudited)		52,000,000	904	1,876,104	178,807	638,651	(654)	2,693,812	(63,830)	2,629,982

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements

March 31, 2014

(in thousands of rubles, except per share data)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc, formerly QIWI Limited prior to December 31, 2012 when the company’s name was changed, (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the three months ended March 31, 2014 were authorized for issue on May 15, 2014.

The Company QIWI plc was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12-14 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited.

The Group operates electronic online payment systems in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA), United Arabic Emirates (UAE) and other countries, sells electronic payment kiosks and maintains banking activity supporting processing of payments.

None of the direct or indirect shareholders has control over the Company. Therefore there is no ultimate parent for the Group.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Principles underlying preparation of interim condensed consolidated financial statements

a)	Basis of preparation and accounting policies

The interim condensed consolidated financial statements for the three months ended March 31, 2014 have been prepared in accordance with IAS 34.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2013.

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

b)	Adoption of new and amended IFRS and IFRIC

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013, except for the adoption of the following new and amended IFRS and IFRIC interpretations as of January 1, 2014, none of which had a material impact on the Group’s financial position or results of operations:

Standard	Content of change	Effect

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which impairment loss has been recognized or reversed during the period.	The Group has not provided any additional disclosures in the interim condensed financial statements. The full disclosures will be included into annual consolidated financial statements for the year 2014.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 32 Offsetting Financial Assets and Financial Liabilities	These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

The changes did not have any significant effect on the Company’s financial position or financial results.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

c)	Standards issued by the IASB but not yet effective and not yet adopted by EU

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements and not yet endorsed in EU are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.

The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will likely have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.
Hedge accounting

The amendments introduced a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions.

Own credit	As part of the amendments, the changes introduced also enable entities to change the accounting for liabilities that they have elected to measure at fair value, before applying any of the other requirements in IFRS 9. This change in accounting would mean that gains caused by a worsening in an entity’s own credit risk on such liabilities are no longer recognised in profit or loss. These amendments will facilitate earlier application of this long-awaited improvement to financial reporting.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

(c)	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date

IFRS 14 Regulatory Deferral Accounts	IFRS 14 allows rate-regulated entities to continue recognising regulatory deferral accounts in connection with their first-time adoption of IFRS. Existing IFRS preparers are prohibited from adopting this standard. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate regulation and the effects of that rate regulation on its financial statements.	The Company does not expect the amendments to have a material impact on its future financial statements.

IAS 19 Employee Benefits entitled Defined Benefit Plans: Employee Contributions	These narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service.	The Company does not expect the amendments to have a material impact on its future financial statements.

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Annual Improvements to IFRSs 2010-2012 Cycle

Annual Improvements to IFRSs 2010-2012 Cycle is a collection of amendments to IFRSs in response to eight issues addressed during the 2010-2012 cycle for annual improvements to IFRSs. It includes the following amendments:

•	IFRS 2 Share-based Payment: Definition of vesting condition.

•	IFRS 3 Business Combinations: Accounting for contingent consideration in a business combination.

•	IFRS 8 Operating Segments: Aggregation of operating segments.

•	IFRS 8 Operating Segments: Reconciliation of the total of the reportable segments’ assets to the entity’s assets.

•	IFRS 13 Fair Value Measurement: Short-term receivables and payables.

•	IAS 16 Property, Plant and Equipment: Revaluation method – proportionate restatement of accumulated depreciation.

•	IAS 24 Related Party Disclosures: Key management personnel.

•	IAS 38 Intangible Assets: Revaluation method – proportionate restatement of accumulated amortization.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

Annual Improvements to IFRSs 2011-2013 Cycle

Annual Improvements to IFRSs 2011-2013 Cycle is a collection of amendments to IFRSs in response to four issues addressed during the 2011-2013 cycle. It includes the following amendments:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards: Meaning of ‘effective IFRSs’.

•	IFRS 3 Business Combinations: Scope exceptions for joint ventures.

•	IFRS 13 Fair Value Measurement: Scope of paragraph 52 (portfolio exception).

•	IAS 40 Investment Property: Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

The changes did not have any significant effect on the Company’s financial position or financial results.

3.	Consolidated subsidiaries

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2013	As of March 31, 2014
ZAO QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
ZAO QIWI-Service (Russia)	Corporate center of the Group	100%	100%
ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	100%	100%
OOO QIWI International Processing Services (Russia)	Operation of on-line payments	100%	100%
QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment kiosks	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
TOO OSMP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
SOOO OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
SP OOO OSMP-M (Moldova)	Operation of electronic payment kiosks	51%	51%
RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment kiosks	51%	51%
IT Billion LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI USA LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI WALLET EUROPE SIA (Latvia)	Operation of electronic payment kiosks	100%	100%
K5 Retail LLC (Russia)	Sublease of space for electronic payment kiosks in Russia	100%	100%
Blestgroup Enterprises Ltd (Cyprus)	Sublease of space for electronic payment kiosks in Russia	100%	100%

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2013	As of March 31, 2014
QIWI Jordan Ltd. Co. (Hashemite Kingdom of Jordan)	Operation of electronic payment kiosks in Jordan	49%	49%
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment kiosks in Brazil	29.57%	29.57%

The Group’s interest in associates is accounted for using the equity method in the consolidated financial statements. The following table illustrates summarized financial information of the Group’s investment in its individually insignificant associates:

	As of December 31, 2013	As of March 31, 2014

Share of the associates’ statement of financial position:
Current assets	12,301	9,646
Non-current assets	16,071	19,520
Current liabilities	(9,695)	(9,140)
Non-current liabilities	(44,977)	(53,637)

Net liabilities	(26,300)	(33,611)
Unrecognized share of losses of associates	26,300	26,300
Contribution to associates without a corresponding change in ownership	—	10,214
Impairment of investment in associates	—	(2,903)

Carrying amount of investment in associates	—	—

Share of the associates’ revenue and net loss for the three months ended March 31, 2014 and 2013:
Revenue	84,395	653
Share of net loss (unrecognized share of loss for three months ended March 31, 2014 and 2013: 0)	(7,691)	(7,311)

Movements in investments in associates for the three months ended March 31, 2014 and 2013 are presented below:

	Three months ended
	March 31, 2013	March 31, 2014

Investment in associates as of January 1	100,436	—
Contribution to associates without a corresponding change in ownership	—	10,214
Impairment of investment in associates	—	(2,903)
Share in net losses of associates	(7,691)	(7,311)

Investment in associates as of March 31	92,745	—

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and, prior to the appointment of the CEO, was the board of directors of the Group, reviews selected items of segment’s statement of comprehensive income.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net income. The Group measures the performance of its operating segment by monitoring: segment net revenue, segment profit before tax and segment net income. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, offering expenses, share-based payments and fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

Change in presentation of segments in 2014

The development of the business has resulted in the growing interconnectedness and interrelation between QIWI Wallet and QIWI Distribution segments. As a result since January 1, 2014 the Group does not separate QD, VQW and “Corporate and other” segments in the presentation of operating results to CODM. From January 1, 2014, the review and analysis is performed by the management of the Group based on segment net revenue, segment profit before tax and segment net income for the whole Group to develop the understanding of the Group’s business.

The respective comparative information for 2013 was presented accordingly to conform to the current year segment presentation.

The segments’ statement of comprehensive income for the three months ended March 31, 2014 and 2013, as presented to the CODM are presented below:

	Three months ended
	March 31, 2013 (restated)	March 31, 2014
Segment net revenue	1,283,646	1,877,230

Segment profit before tax	592,821	978,891

Segment net income	455,511	784,610

Segment net revenue, as presented to the CODM, for the three months ended March 31, 2014 and 2013 is calculated as follows:

	Three months ended
	March 31, 2013	March 31, 2014

Revenue under IFRS	2,532,696	3,259,462
Cost of revenue (exclusive of depreciation and amortization)	(1,476,430)	(1,688,133)
Payroll and related taxes	227,380	305,901

Total segment net revenue, as presented to CODM	1,283,646	1,877,230

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Change in presentation of segments in 2014 (continued)

A reconciliation of segment profit before tax to IFRS consolidated net profit before tax of the Group, as presented to the CODM, for the three months ended March 31, 2014 and 2013, is presented below:

	Three months ended
	March 31, 2013	March 31, 2014
Total segment net profit before tax, as presented to CODM	592,821	978,891
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(5,545)	(21,868)
Offering expenses	(19,623)	—
Share-based payments	(77,683)	(78,934)

Consolidated profit before tax from continuing operations under IFRS	489,970	878,089

A reconciliation of segment net profit to IFRS consolidated net profit of the Group, as presented to the CODM, for the three months ended March 31, 2014 and 2013, is presented below:

	Three months ended
	March 31, 2013	March 31, 2014
Total segment net profit, as presented to CODM	455,511	784,610
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(5,545)	(21,868)
Offering expenses	(19,623)	—
Share-based payments	(77,683)	(78,934)
Effect from taxation of the above items	1,002	4,369

Consolidated net profit under IFRS	353,662	688,177

Geographic information

Revenues from external customers are presented below:

	Three months ended
	March 31, 2013	March 31, 2014
Russia	2,169,396	2,671,814
Kazakhstan	184,756	136,245
Other	178,544	451,403

Total revenue per consolidated income statement	2,532,696	3,259,462

Revenue is recognized according to merchants’ place.

The Group does not have any single external customer amounting to 10% or greater of Group’s revenue from continuing operations both in three months ended March 31, 2014 and in three months ended March 31, 2013.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Geographic information (continued)

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of December 31, 2013	As of March 31, 2014
Russia	2,695,778	2,684,011
Kazakhstan and other	17,367	18,037

Non-current assets	2,713,145	2,702,048

Non-current assets for this purpose consist of property and equipment, intangible assets and goodwill.

6.	Long-term and short-term loans

As of March 31, 2014, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2013	Charge for the period	Write offs	Provision for impairment of loans as of March 31, 2014
Loans due from credit institutions	(3,448)	—	—	(3,448)
Short term loans and due from legal entities	(117,306)	(4,560)	—	(121,866)

Total short-term loans	(120,754)	(4,560)	—	(125,314)

As of March 31, 2013, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2012	Charge for the period	Write offs	Provision for impairment of loans as of March 31, 2013
Loans due from credit institutions	(3,448)	—	—	(3,448)
Short term loans and due from to individuals	(106)	—	—	(106)
Short term loans and due from legal entities	(60,000)	(1,432)	—	(61,432)

Total short-term loans	(63,554)	(1,432)	—	(64,986)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Long-term and short-term loans (continued)

The following table demonstrates due dates of the Group’s loans issued including interest accrued as of March 31, 2014 and December 31, 2013:

	On demand and < 1 month	1-6 months	6-12 months	>1 year*	Total
Loans receivable as of December 31, 2013	5,395	55,345	4,690	10,637	76,067

Loans receivable as of March 31, 2014	2,601	52,320	5,267	24,177	84,365

*	Most part of loans receivable in more than one year expected to be repaid by the end of 2016.

7.	Trade and other receivables

As of March 31, 2014, trade and other receivables consisted of the following:

	Total as of March 31, 2014	Provision for impairment of receivables	Net as of March 31, 2014

Cash receivable from agents	1,567,170	(483,209)	1,083,961
Deposits issued to merchants	762,273	(6,229)	756,044
Payment processing fees receivable from merchants	128,103	(1,247)	126,856
Receivables for advertising	82,071	(24,305)	57,766
Advances issued to vendors	46,802	(2,580)	44,222
Rent receivables	60,192	(21,155)	39,037
Other receivables and advances	63,369	(5,853)	57,516

Total trade and other receivables	2,709,980	(544,578)	2,165,402

As of December 31, 2013, trade and other receivables consisted of the following:

	Total as of December 31, 2013	Provision for impairment of receivables	Net as of December 31, 2013

Cash receivable from agents	932,541	(448,042)	484,499
Deposits issued to merchants	1,945,370	(6,223)	1,939,147
Payment processing fees receivable from merchants	150,561	(1,080)	149,481
Receivables for advertising	74,730	(24,083)	50,647
Advances issued to vendors	42,763	(1,726)	41,037
Rent receivables	71,271	(5,459)	65,812
Other receivables and advances	46,594	(4,920)	41,674

Total trade and other receivables	3,263,830	(491,533)	2,772,297

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of March 31, 2014 are presented below:

		Ageing of receivables (days)
As of March 31, 2014	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	1,083,961	1,069,371	8,102	3,969	2,089	71	359
Payment processing fees receivable from merchants	126,856	109,182	16,512	—	1,131	—	31
Receivables for advertising	57,766	32,796	23,278	—	1,508	184	—
Rent receivables	39,037	19,101	18,409	468	1,059	—	—

Total receivables ageing	1,307,620	1,230,450	66,301	4,437	5,787	255	390

Trade receivables aged but not impaired as of December 31, 2013 are presented below:

		Ageing of receivables (days)
As of December 31, 2013	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	484,499	447,640	16,474	2,140	13,330	4,722	193
Payment processing fees receivable from merchants	149,481	120,527	28,418	307	227	—	2
Receivables for advertising	50,647	18,295	19,714	8,956	3,682	—	—
Rent receivables	65,812	25,599	22,384	6,417	11,380	32	—

Total receivables ageing	750,439	612,061	86,990	17,820	28,619	4,754	195

For the three months ended March 31, 2014, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2013	Charge for the period	Write offs	Provision for impairment of receivables as of March 31, 2014

Cash receivable from agents	(448,042)	(35,769)	602	(483,209)
Deposits issued to merchants	(6,223)	(48)	42	(6,229)
Payment processing fees receivable from merchants	(1,080)	(209)	42	(1,247)
Receivables for advertising	(24,083)	(276)	54	(24,305)
Advances issued to vendors	(1,726)	(857)	3	(2,580)
Rent receivables	(5,459)	(15,703)	7	(21,155)
Other receivables and advances	(4,920)	(885)	(48)	(5,853)

Total provision for impairment of receivables	(491,533)	(53,747)	702	(544,578)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables (continued)

For the three months ended March 31, 2013, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2012	Charge for the period	Write offs	Provision for impairment of receivables as of March 31, 2013

Cash receivable from agent	(288,017)	(50,152)	6,487	(331,682)
Deposits issued to merchants	(5,296)	130	3	(5,163)
Payment processing fees receivable from merchants	(1,352)	112	(36)	(1,276)
Receivables for advertising	(16,361)	(365)	—	(16,726)
Advances issued to vendors	(3,026)	984	153	(1,889)
Rent receivables	(3,701)	(1,937)	(346)	(5,984)
Other receivables and advances	(3,804)	752	(47)	(3,099)

Total provision for impairment of receivables	(321,557)	(50,476)	6,214	(365,819)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 18%-24% per annum is accrued on overdrafts granted to some agents.

8.	Cash and cash equivalents

As of March 31, 2014 and December 31, 2013, cash and cash equivalents consisted of the following:

	As of December 31, 2013	As of March 31, 2014
Correspondent accounts with Central Bank of Russian Federation (CB RF)	656,488	312,401
Correspondent accounts with other banks	6,606,561	6,002,003
Short-term CB RF deposits	1,500,000	—
Other short-term bank deposits	2,389,619	1,229,523
RUB denominated cash with banks and on hand	267,855	225,066
Foreign currency denominated cash with banks and on hand	216,390	358,681

Total cash and cash equivalents	11,636,913	8,127,674

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

9.	Other non-current and current assets

As of March 31, 2014 and December 31, 2013, other non-current assets consisted of the following:

	As of December 31, 2013	As of March 31, 2014

Lease deposit	28,745	28,745
Other	9,649	9,869

Total other non-current assets	38,394	38,614

As of March 31, 2014 and December 31, 2013, other current assets consisted of the following:

	As of December 31, 2013	As of March 31, 2014

Reserves at CB RF*	108,695	133,114
Inventories	19,004	18,405
Prepaid expenses	30,981	37,235
Other	584	490

Total other current assets	159,264	189,244

*	Banks are currently required to post mandatory reserves with the CB RF to be held in non-interest bearing accounts. Starting from March 1, 2013, such mandatory reserves established by the CBR constitute 4.25% for all liabilities. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

10.	Borrowings

As of March 31, 2014, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of March 31, 2014
VTB overdraft facility agreement	10.3%	December 2014	315,000
Bank overdrafts (U.S.$9,706)	0%	On demand	805

Total short-term borrowings			315,805

Long-term borrowings	Effective interest rate, %	Maturity	As of March 31, 2014

Due to non-controlling shareholders of subsidiaries (U.S.$2,837,296 and €214,257)	10%-10.5%	August 2015 – December 2016	132,789
Other Borrowings (U.S.$ 269,450)	10%	November- December 2016	9,771

Total long-term borrowings			142,560

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

10.	Borrowings (continued)

Repayments of long-term and short-term borrowings beginning on April 1, 2014, including interest are as follows:

April 1, 2014 – March 31, 2015	326,929
April 1, 2015 – March 31, 2016	112,965
April 1, 2016 – December 31, 2016	40,970

Total repayment	480,864

Less interest	22,965

Total repayment less interest	457,899

As of December 31, 2013, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2013
Bank overdrafts	0%	On demand	635

Total short-term borrowings			635

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2013

Due to non-controlling shareholders of subsidiaries (U.S.$ 2,253,796 and €214,257)	10.0-10.5%	August 2015 – December 2016	100,550
Other Borrowings (U.S.$ 269,450)	10.0%	November- December 2016	8,801

Total long-term borrowings			109,351

On September 27, 2013 ZAO QIWI entered into a short-term ruble overdraft facility agreement with bank VTB for an overdraft up to 85,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

On December 31, 2013 ZAO QIWI entered into a short-term ruble overdraft facility agreement with bank VTB for an overdraft up to 315,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 950,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There is an outstanding amount under this overdraft facility as of March 31, 2014 – 315,000.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

11.	Trade and other payables

As of March 31, 2014 and December 31, 2013, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2013	As of March 31, 2014
Payables to merchants	3,305,537	4,452,142
Deposits received from agents	9,203,947	2,347,383
Deposits received from individual customers	3,147,674	3,205,635
Payment processing fees payable to agents	545,043	403,257
Accrued expenses	170,542	208,921
Payables to vendors	351,102	408,174
Payables for rent	22,577	32,110
Payables to employees	18,747	61,297
Other advances received	3,804	3,495

Total trade and other payables	16,768,973	11,122,414

12.	Amounts due to customers and amounts due to banks

As of March 31, 2014 and December 31, 2013, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2013	As of March 31, 2014
Due to banks	95,977	7,678
Due to customers: individuals	285,440	357,957
Due to customers: legal entities	449,809	393,123

Total amounts due to customers and amounts due to banks	831,226	758,758

Amounts due to customers and amounts due to banks bear the interest up to 1% and are due on demand.

13.	Property and equipment

During the three months ended March 31, 2014, the Group acquired assets with a cost of 40,009 (three months ended March 31, 2013: 10,972). The main additions were processing servers and engineering equipment.

As of March 31, 2014 the Group did not identify any indicators of property and equipment impairment.

14.	Revenue

	Three months ended
	March 31, 2013	March 31, 2014

Payment processing fees	2,136,538	2,755,600
Revenue from advertising	133,374	72,345
Interest revenue from agent’s overdrafts	54,522	43,204
Interest revenue and gain from currency swaps	86,003	123,220
Revenue from rent of space for kiosks	14,684	72,912
Cash and settlement services	89,137	172,327
Other revenue	18,438	19,854

Total revenue	2,532,696	3,259,462

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

14.	Revenue (continued)

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	Three months ended
	March 31, 2013	March 31, 2014

Interest income classified as part of revenue	(86,003)	(123,220)
Gain from currency swaps classified as part of revenue	—	49,627
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(4,147)	(712)
Interest expense	6,253	10,572

Interest income, net, for the purposes of consolidated cash flow statement	(83,897)	(63,733)

15.	Cost of revenue (exclusive of depreciation and amortization)

	Three months ended
	March 31, 2013	March 31, 2014

Transaction costs	1,184,788	1,266,403
Compensation to employees and related taxes	227,380	305,901
Advertising commission	23,092	12,482
Cost of rent of space for kiosks	6,607	37,176
Other expenses	34,563	66,171

Total cost of revenue (exclusive of depreciation and amortization)	1,476,430	1,688,133

16.	Selling, general and administrative expenses

	Three months ended
	March 31, 2013	March 31, 2014

Compensation to employees and related taxes	331,107	317,977
Rent of premises and related utility expenses	39,263	55,009
Bad debt expense	51,908	62,435
Office maintenance expenses	24,478	35,821
Telecommunication and internet expenses	9,656	9,172
Travelling and representation expenses	10,947	12,298
Advertising and related expenses	7,447	7,409
Professional fees	4,511	39,346
Other tax expenses	26,416	16,450
Bank services	2,324	2,434
Offering expenses	19,623	—
Other operating expenses	15,226	23,837

Total selling, general and administrative expenses	542,906	582,188

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

17.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Three months ended
	March 31, 2013	March 31, 2014
Proposed, declared and approved during the period:
(Three months ended March 31, 2013: Final dividend for 2012: 296,000 or 5.69 per share.)	296,000	—

Paid during the period:	—	—

Proposed for approval (not recognized as a liability as of March 31):
Three months ended March 31, 2014: Final dividend for 2013: U.S.$ 16,700,349 or U.S.$ 0.32 per share.
Interim dividend for 2014: U.S.$ 15,139,646 or U.S.$ 0.29 per share.
(Three months ended March 31, 2013: Interim dividend for 2013: U.S.$ 2,125,000 or 0.04 per share.)	65,967	1,136,277
Dividends payable as of March 31	296,000	—

During the three months ended March 31, 2014, SP OOO OSMP-M (Moldova) proposed and declared dividends to non-controlling shareholders in the amount of 2,170. Dividends payable as of March 31, 2014, relates to dividends payable by QIWI Bank and SP OOO OSMP-M (Moldova) to non-controlling shareholders in the amount of 21 and 2,170 accordingly.

During the three months ended March 31, 2013, SP OOO OSMP-M (Moldova) proposed dividends to non-controlling shareholders in the amount of 2,099. Dividends payable as of March 31, 2013, relates to dividends payable by OOO OSMP-M (Moldova) to non-controlling shareholders in the amount of 2,099 and dividends payable by QIWI Bank to non-controlling shareholders in the amount of 7.

	Dividend payable as of
	March 31, 2013	March 31, 2014
Total amount of dividends payable to shareholders and non-controlling shareholders	298,106	2,191

The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

18.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

Starting from January 1, 2013, the Company is subject to 12.5% corporate income tax applied to its worldwide income (prior to that it was 10%). Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on net profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange). Dividend income is unconditionally exempt from Income Tax. In certain cases dividends received from abroad may be subject to defence contribution at the rate of 20% for the year 2013 and 17% for 2014 and thereafter.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

18.	Income tax (continued)

Cyprus (continued)

Under certain conditions interest income may be subject to defence contribution at the rate of 30% (15% to April 29, 2013). In such cases this interest will be exempt from corporation tax.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiaries incorporated in the Kazakhstan are subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Three months ended
	March 31, 2013	March 31, 2014
Current income tax expense	(157,068)	(231,508)
Deferred tax benefit	20,760	41,596

Income tax expense for the year	(136,308)	(189,912)

Theoretical and actual income tax expense is reconciled as follows:

	Three months ended
	March 31, 2013	March 31, 2014

Profit before tax	489,970	878,089
Theoretical income tax expenses at the Company’s tax rate of 12.5% (Cyprus)	(61,246)	(109,761)

Increase resulting from the tax effect of:
Non-deductible expense and not recognized income	(22,012)	(20,702)
Tax on dividends	(22,487)	(16,045)
Effect of income of subsidiaries taxed at different rates	(27,972)	(21,165)
Unrecognized tax assets	(2,591)	(22,239)

Income tax expense	(136,308)	(189,912)

During the three months ended March 31, 2014 and 2013 the Group does not recognize deferred tax assets related to tax loss carry forward in the amount of 22,239 (three months 2013 – 2,591) mostly in Romania, K5 and QIWI USA because the Group does not believe that the realization of the related deferred tax assets is probable.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in uncertainty regarding further economic growth, availability of financing and cost of capital, which could negatively affect the Group’s future financial position, results of operations and business prospects.

Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Due to its international structure, the Group is subject to permanent establishment and transfer pricing risks in various jurisdictions it operates in. The Group manages the related risks by looking at its management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed with respect to these matters, they may be material. The new Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. The Group will determine its tax liabilities arising from “controlled” transactions using actual transaction prices. Due to the uncertainty and absence of current practice of application of the current Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions and accrue additional tax liabilities unless the Group is able to demonstrate the use of market prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

The Group’s operations and financial position will continue to be affected by Russia and the CIS political developments, including the application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect on the Group could have a severe impact on the Group’s operations or its financial position in Russia and the CIS.

While management believes, it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

Government regulation of the electronic payment systems, and advertising

In certain jurisdictions where the Group operates, the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it will be beneficial to the Group’s business. From time to time, the Group may also be subject to the investigations in the area of anti-money laundering by the regulatory authorities. The subject of investigation varies and may include alleged violations of the Russian law on advertising, in particular related to consents from the Group’s consumers for sending them SMS advertising messages. Historically, the penalties imposed on us as a result of such investigations were insignificant. In addition, the Group generally disputes them in the normal course of business, and expects to be able to resolve such disputes in Group’s favor. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Starting from November 2013, certain mobile network operators introduced measures to limit the number of SMS delivered to their customers. These measures may substantially increase the fees for delivering SMS to the Group’s consumers, as well as limit the amount of such SMS delivered. As a consequence, the Group’s management expects that SMS advertising revenues may be materially negatively affected going forward.

Anti-Trust Investigation in Kazakhstan

In March 2012, Group’s subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which the Group can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in the future in connection with them.

In March 2014, Group’s subsidiary in Kazakhstan received a request from anti-trust authorities for information related to Group subsidiary’s business in the framework of analysis of the Kazakhstan market of payments for goods (works, services) through payment terminals. As of the date hereof the Group sent the information requested to the anti-trust authorities.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

Risk of cybersecurity breach

The Company stores and/or transmits sensitive data, such as credit or debit card numbers and mobile phone numbers, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. However, any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

Cyprus issue

The Cyprus economy has been adversely affected from the crisis in the Cyprus banking system in conjunction with the inability of the Republic of Cyprus to borrow from international markets. As a result, the Republic of Cyprus entered into negotiations with the European Commission, the European Central Bank and the International Monetary Fund (the “Troika”), for financial support, which resulted into an agreement and the Eurogroup decision of March 25, 2013. The decision included the restructuring of the two largest banks in Cyprus Laiki Bank and Bank of Cyprus. During 2013 the Cyprus economy contracted further with a decrease in the Gross Domestic Product.

Following the positive outcome of the first, second and third quarterly reviews of Cyprus’s economic programme by the European Commission, the European Central Bank and the International Monetary Fund during 2013, the Eurogroup endorsed the disbursement of the scheduled tranches of financial assistance to Cyprus.

The Group’s assets domiciled in Cyprus are not significant, and on this basis the directors and management do not anticipate any material impact on the future recovery of the Group’s assets from the resolution of this issue.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

QIWI Bank issues

The legal meaning of the prepaid cards in accordance with the existing law is not clear, the Group used to consider them as a different form of payment not expressly provided but not prohibited by Russian law.

At the end of March, 2014 QIWI Bank received an opinion of the Bank of Russia on this issue according to which prepaid cards are classified as electronic payment instruments as the Bank of Russia presumes that there are no other forms of payments than expressly provided by law. The Group realizes that based on the aforesaid opinion, the Bank of Russia may further issue an instruction to rectify discovered violations. As a result QIWI Bank may be subject to fines and/or additional regulations which may impact QIWI Bank’s business and results of operations in the future.

Russian de-offshorization

Recent legislative initiatives in the context of Russia’s tax policies aimed at combating tax base erosion and profit shifting indicate that the level of potential risks associated with the operating structure and ownership structure of groups of companies may grow in the foreseeable future.

The initiatives include proposals to establish in law such international concepts and approaches as “taxation of controlled foreign companies”, “tax residence of organizations” and “actual recipient (owner) of income”. There are measures to increase the level of co-operation with foreign tax authorities and information exchange regarding the application of international double taxation treaties.

It is also expected that tougher administrative and criminal sanctions will be introduced for illegal capital export, tax evasion, and so on. Particular close attention will be paid to the disclosure of companies’ beneficiaries where there is access to State procurement orders, subsidies and other types of State support.

The establishment of such measures in law will have a significant impact on the conduct of business in Russia and may in the future result in additional tax risks for existing holding structures.

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and seven (for office buildings) years. Total lease expense for the three months ended March, 2014 is for rent of office places 49,977 (three months 2013 – 34,817) and for kiosk places rent 37,173 (three months 2013 – 6,607).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of March 31, 2014 are as follows:

Within one year	150,613
After one year but not more than five years	469,160
More than five years	135,989

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

Pledge of assets

As of March 31, 2014 the Group pledged debt instruments with the carrying amount of 400,000 (2013 – 400,000) as collateral for merchants, 1,136,653 (2013 – 1,083,574) as collateral for VTB bank guarantee issued to VISA and 509,007 (2013 – 462,732) as coverage for supporting its short-term overnight credit facility at CB RF.

20.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the three months ended March 31, 2014 and three months ended March 31, 2013, as well as balances with related parties as of March 31, 2014 and December 31, 2013:

Category of related party	Amounts owed by related parties	Amounts owed to related parties	Cash due to related party customers

As of March 31, 2014
Associates	5,730	—	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(9,474)	—
Other operations	1,581	—	(298,474)
Other related parties (A) (B)	28,026	(406,927)	(7,674)

As of December 31, 2013
Associates	5,255	—	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(14,016)	—
Other operations	1,581	—	(229,585)
Other related parties (A) (B)	30,186	(533,635)	(3,828)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Balances and transactions with related parties (continued)

Category of related party	Sales to related parties	Transaction costs to related parties	Operating expenses	Interest paid/ (received)

Three months ended March 31, 2014
Associates	729	—	—	712
Key management personnel of the entity or its parent, incl.:
Short-term benefits (C)	—	—	(40,242)	—
Share-based payments	—	—	(8,169)	—
Other operations	—	—	(2,757)	—
Other related parties (A) (B)	80,868	(62,970)	(2,885)	(2,501)

Three months ended March 31, 2013
Associates	21,432	(1)	—	2,914
Key management personnel of the entity or its parent, incl.:
Short-term benefits (C)	—	—	(29,855)	—
Share-based payments	—	—	(24,323)	—
Other operations	—	—	—	—
Other related parties (A)	28,110	(364)	(1,790)	(1,319)

Other related parties mostly include transactions that are described below:

(A)	Other related parties include a group of companies controlled by one of the shareholders that act as merchants. Revenue accrued by the Group from these related parties for the three months ended March 31, 2014 in the amount of 29,850 (three months ended March 31, 2013 – 28,021) represents payment processing fees. Cost of revenue incurred from these entities by the Group for the three months ended March 31, 2014 and three months ended March 31, 2013 is not significant. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.
(B)	Since June 7, 2013 other related parties include a group of companies under common control with one of the Group’s shareholders described in the previous paragraph above, which act as both merchants and agents for the Group and include a mobile network operator, which is one of the Group’s top three customers. Revenue accrued to the Group by these related parties for the three months ended March 31, 2014 in the amount of 50,860 (three months ended March 31, 2013 – nil) represents payment processing fees. Cost of revenue, incurred to these entities by the Group for the three months ended March 31, 2014 in the amount 60,341 (three months ended March 31, 2013 – nil) represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that The Group would use in similar contracts with non-related parties.
(C)	Short-term benefits of key management comprise cash remuneration of the members of the Board of Directors and key management. Cash remuneration of the members of the Board of Directors (each a “Director” and collectively, “Directors”) of the Company amounted to 40,242 the three months ended March 31, 2014 (three months ended March 31, 2013 – 29,855).

The above stated balances and transactions have been entered into on terms as described above or as between the parties, are not secured, nor bear interest except that disclosed above and in Note 10. None of these balances has been impaired.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Financial instruments

The Group’s principal financial instruments comprise loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities such as options over the shares of subsidiaries and associates which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of March 31, 2014 and December 31, 2013, is presented by type of the financial instrument in the table below:

		As of December 31, 2013		As of March 31, 2014
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	11,636,913	11,636,913	8,127,674	8,127,674
Trade and other receivables	LAR	2,717,604	2,717,604	2,110,143	2,110,143
Debt instruments	HTM	3,012,153	3,013,975	2,477,955	2,481,018
Short-term loans	LAR	65,430	65,430	60,188	60,188
Long-term loans	LAR	10,637	10,637	24,177	24,177

Total financial assets		17,442,737	17,444,559	12,800,137	12,803,200

Financial liabilities
Long-term borrowings	FLAC	109,351	109,351	142,560	142,560
Short-term borrowings	FLAC	635	635	315,805	315,805
Trade and other payables	FLAC	16,776,598	16,776,598	11,122,414	11,122,414
Due to banks	FLAC	95,977	95,977	7,678	7,678
Bank’s customer’s accounts	FLAC	735,249	735,249	751,080	751,080

Total financial liabilities		17,717,810	17,717,810	12,339,537	12,339,537

As of March 31, 2014 and December 31, 2013 the Group has unrecognized gain on debt instruments in the amount of 3,063 and 1,822 correspondingly.

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets;

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets.

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Financial instruments (continued)

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these receivables. As of March 31, 2014 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

Long term and short-term investments include debt securities carried at amortized cost and mainly consist of treasury bills of Ministry of Finance of Russia and promissory notes of various banks.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

As of March 31, 2014 and December 31, 2013 the Group has financial instruments which carrying amount is a reasonable approximation of fair value.

22.	Share-based payments

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 shares of the Company can be granted to management during the ten years of the plan term. Later in January 2013, the Company’s ESOP was amended and restated to increase the maximum amount of shares reserved for issuance under the Plan to 3,640,000 class B shares, or 7% of the Company entire issued and outstanding share capital. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following an initial public offering of the Group, the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieve a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170,000,000 for the last four consecutive fiscal quarters.

The following table illustrates the movements in share options during the three months ended March 31, 2014:

	Tranche vesting date	As of December 31, 2013	Forfeited during the period	Exercised during the period	Granted during the period	As of March 31, 2014

Tranche 1	December 21, 2012	247,308	—	(38,782)	—	208,526
Tranche 2.1	upon IPO (May 2013)	247,308	—	(38,782)	—	208,526
Tranche 2.2	January 1, 2014	575,604	—	(38,998)	167,000	703,606
Tranche 3	January 1, 2015	735,505	(16,023)	—	167,000	886,482
Tranche 4	January 1, 2016	503,579	(8,011)	—	167,000	662,568

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Share-based payments (continued)

Based on the above, as of March 31, 2014 the Company has a total of 2,669,708 options outstanding, of which 1,120,658 is vested and 1,549,050 are unvested.

The amount of expense arising from equity-settled share-based payment transactions for the three months ended March 31, 2014 was 78,933 (three months ended March 31, 2013 – 77,683).

The weighted average remaining contractual life for the share options outstanding as of March 31, 2014 was 3.75 years.

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche:

	Granted on
	December 21, 2012	November 15, 2013	November 16, 2013	December 4, 2013	February 6, 2014	February 14, 2014

Exercise price (U.S.$)	13.6452	41.2380	41.3990	46.573	36,091	37,427
Dividend yield (%)	—	2.83	2.83	2.83	2.83	2.83
Expected volatility (%)	28-30	30-32	30-32	29-32	28-31	29-32
Risk free interest rate (%)	0.75-1.09	0.34-0.63	0.34-0.63	0.30-0.61	0.32-0.65	0.31-0.66
Expected life of options (years)	5.0-6.5	2.0-3.0	2.0-3.0	2.0-3.0	2.0-3.0	2.0-3.0
Share price (U.S.$)	15.84	43.32	43.32	45.37	38,69	39,93
Grant-date fair value of the options, (U.S.$)	5.34-5.73	7.09-8.32	7.02-8.27	5.86-7.57	6.10-7.56	6.26-7.86

The expected volatility was determined by reference to the historical volatility of peer companies. The share price for options granted on December 21, 2012 was determined using the discounted cash flows projections based on financial budgets approved by the Group’s senior management covering an eight-year period (2013-2020). An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted. The share price for options granted after IPO was determined by reference to closing market prices of the Group’s traded shares. Due to lack of historical data, the expected life of the options was estimated as a mid-point average between the vesting and the expected term of each option vesting tranche.

23.	Events after the reporting date

On May 15. 2014, the Board of Directors of the Company approved a dividend of U.S.$ 15,139,646 (equivalent of 540,290).

Sanctions

Subsequent to March 31 2014, international rating agencies revised their outlook of Russia’s sovereign credit rating in local and foreign currency from stable to negative following the political instability in Ukraine and heightened geopolitical risk and the prospect of U.S. and EU economic sanctions following Russia’s incorporation of Crimea, which may reduce the flow of potential investment, limitation of activity of payment systems Visa and Master Card in Russia, trigger rising capital outflows and other negative economic effects.

Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

23.	Events after the reporting date (continued)

National Payment System law amendments

Amendments to the law “On the national payment system” and to the anti-terrorism legislation were enacted and shall have legal effect starting from May 15, 2014. The law includes no limits on consumer to business payment transactions. However, under the new law, customers who do personalize their Visa QIWI Wallet account through a simplified identification procedure will see their previous transaction limits significantly increased to 60,000 Rubles per day and 200,000 Rubles per month, up from 15,000 Rubles and 40,000 Rubles previously. Management believes this provision could be a long-term positive for the Group, as it plans to identify certain Visa QIWI Wallet customers. Next, the law does prohibit unidentified P2P money transfers. As a result, Visa QIWI Wallet customers who wish to make personal, wallet-to-wallet money transfers will be required to go through an identification procedure. The Group expects little or no impact to its current business as a result of this as the Group does not charge its customers for P2P money transfer.

As at the date hereof the Group takes all possible measures to bring its current activities in compliance with the requirements of the above mentioned amendments to law. Though certain clauses of the law may impact the loan repayment and money remittance volumes and the Group is currently assessing the potential impact on its business. The analysis has not yet been completed, but the adverse impact on Group’s business cannot currently be ruled out.